Investor Presentation April 2021 Filed by Cerberus Telecom Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Cerberus Telecom Acquisition Corp. Commission File No. 001-39647

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cerberus Telecom Acquisition Corp. (“CTAC”) and KORE Wireless (“KORE” or the “Company”) (the “Proposed Transaction”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will CTAC, KORE or any of their respective subsidiaries, shareholders or affiliates, or any of their respective partners, directors, officers, employees, advisers, consultants, agents or other representatives (collectively, “Representatives”) be responsible or liable for any direct, indirect, consequential or other loss or loss of profit arising from the provision or use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of CTAC, KORE nor any of their respective Representatives has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In furnishing this Presentation each of CTAC, KORE, and their respective Representatives expressly disclaims any obligation to update any information contained herein or to correct any omissions, inaccuracies, or errors. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full or complete analysis of KORE or the Proposed Transaction. Viewers of this Presentation should each make their own independent evaluation of KORE and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or the Company’s management, as applicable as projected revenue and Adjusted EBITDA (as defined herein) are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of the Company’s business and the timing of expected business milestones; changes in the assumptions underlying the Company’s expectations regarding its future business; the effects of competition on the Company’s future business; and the outcome of judicial proceedings to which the Company is, or may become a party, as well as the risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in CTAC's Registration Statement on Form S-1 dated October 19, 2020 and in the proxy statement/prospectus related to the Proposed Transaction dated April 8, 2021 (as amended from time to time). If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while the Company and/or CTAC may elect to update these forward-looking statements at some point in the future, each of the Company and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information with respect to KORE. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation is not intended, and should not be regarded, as a representation by any person that the results reflected in such forecasts will be achieved. No Offer or Solicitation This Presentation is not intended to, and shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction or (ii) an offer to sell or the solicitation of an offer to buy or a recommendation to purchase any security of CTAC, the Company or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in reliance on an exemption from the registration requirements of the Securities Act. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal, financial, and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Disclaimer (Cont’d) Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to EBITDA, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in the Company, and in comparing the Company’s financial measures with those of other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the tables therein for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP financial measures. The Company does not provide reconciliations of EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin to net income on a forward-looking basis because the Company is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the Company's calculations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. In connection with the contemplated filing by CTAC of a proxy statement / prospectus on Form S-4 with respect to the Proposed Transaction, and in the course of the review by the SEC of such proxy statement / prospectus, CTAC may make changes to the information presented in this Presentation, including, without limitation, the description of the Company’s business and the financial information and other data (including the prospective financial information and other data) included in this Presentation. Comments by the SEC on information in the proxy statement / prospectus may require modification or reformulation of the information we present in this Presentation, and any such modification or reformulation could be significant. In particular, we note that the SEC has adopted certain rules regarding the use of Adjusted EBITDA and other financial measures that do not comply with generally accepted accounting principles in the United States, which rules will be applicable to the proxy statement / prospectus expected to be filed with respect to the Proposed Transaction. Participants in the Solicitation CTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from CTAC’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in CTAC is contained in CTAC’s Registration Statement on Form S-1, as effective on October 21, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Transaction when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of CTAC in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement / prospectus for the Proposed Transaction when available. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of KORE and other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but CTAC and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information CTAC has filed with the SEC a proxy statement / prospectus on Form S-4 relating to the Proposed Transaction, which will be mailed to its stockholders once definitive. This Presentation does not contain, or purport to contain, all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. CTAC’s stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about the Company, CTAC and the Proposed Transaction. When available, the proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of CTAC as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022. Term Loan/Deal Terms This Presentation does not reflect the potential amendment of the Company’s term loan indebtedness, and certain other terms of the Proposed Transaction that are subject to ongoing negotiation.

Today’s participants Cerberus Telecom Acquisition Corp. (CTAC) KORE Tim Donahue Romil Bahl Puneet Pamnani Former CEO of PRGX and Lochbridge ~30 years of Tech, SaaS, IoT and Analytics experience Chief Executive Officer KORE Wireless Former COO & CFO of Lochbridge and SVP of Corp Strategy and M&A at PRGX ~23 years of work experience Chief Financial Officer KORE Wireless Former CEO of Nextel Communications and Chairman of Sprint Nextel Chief Executive Officer CTAC Nick Robinson Managing Director and Cerberus’ Global Head of Trading Co-Chief Investment Officer CTAC Michael Palmer Managing Director at Cerberus’s private equity platform Co-Chief Investment Officer CTAC

Transaction overview Summary of KORE and CTAC proposed business combination Transaction Timing On December 24th, 2020, KORE and CTAC executed a non-binding term sheet setting forth the potential terms of a business combination Definitive documentation was signed March 12, 2021 The transaction is expected to close in Q3 2021 Valuation Transaction implies a fully diluted pro forma enterprise value of $1,014mm, representing 15.2x based on 2022E Adj. EBITDA of $66.5mm and 16.9x based on 2021E Adj. EBITDA of $60.0mm Existing holders of common stock, including majority KORE shareholder Abry Partners, are expected to roll 100% of their common equity Capital Structure The transaction will be funded by a combination of CTAC cash held in a trust account and proceeds from a $225mm PIPE Transaction is expected to result in up to $484mm of total cash proceeds to fund the transaction1 (1) Assumes no redemption of CTAC’s existing shareholders, however actual proceeds available for the transaction are dependent on shareholder redemptions

Sources & uses / pro forma valuation

($ in millions)

Estimated Sources & Uses

Sources	($mm)	
Existing KORE Shareholders Equity Rollover [1]	$ 346	38.3 %
SPAC Cash in Trust [2]	259	28.7
SPAC Sponsor Shares [3]	73	8.1
PIPE Investors	225	24.9
Total Sources	**$ 903**	**100.0 %**

Uses		
Existing KORE Shareholders Equity Rollover [1]	$ 346	38.3 %
SPAC Sponsor Shares [3]	73	8.1
Paydown of Preferred [4]	262	29.0
Paydown of Term Loan	50	5.5
Cash to Balance Sheet	133	14.7
Estimated Fees and Expenses	39	4.3
Total Uses	**$ 903**	**100.0 %**

Illustrative Pro Forma Valuation

Illustrative Share Price	$ 10.00
Pro Forma Shares Outstanding [5]	90.3
Implied Equity Value	**$ 903**
Plus: Est. Pre-Transaction Net Debt [6]	$ 294
Less: Paydown of Debt	(50)
Less: PF Cash to Balance Sheet	(133)
Implied Pro Forma Enterprise Value	**$ 1,014**
Implied 2022E Adj. EBITDA Multiple	*15.2 x*

Illustrative Pro Forma Ownership[5]



24.9%
38.3%
8.1%
28.7%

- Existing KORE Shareholders Equity Rollover [1]
- SPAC Public Investors [2]
- SPAC Sponsor Shares [3]
- PIPE Investors

(1) Represents existing holders of KORE common stock, including Abry Partners. (2) Assumes estimated cash held in trust at closing and no redemption of CTAC public shares. (3) SPAC Sponsor Shares include 6.479mm CTAC Founder Shares and 0.818mm of CTAC Private Placement Shares underlying the Private Placement Units. (4) Paydown of preferred reflects estimated aggregate liquidation preference as of 06/30/2021. (5) Excludes dilutive impact of 8.639mm warrants from CTAC's public offering and 0.273mm Private Placement Warrants underlying the Private Placement Units. All warrants have a strike price of $11.50 per share. Also excludes the impact of pro rata dilution for new management equity plan expected to be adopted at closing.
(6) Pre-Transaction Net Debt equals financial indebtedness net of pre-transaction estimated cash and excludes potential debt-like items such as tax liabilities among others.

KORE

6

KORE aligns perfectly with CTAC’s strategy Nick Robinson Co-CIO Cerberus Managing Director, Head of Trading and Member of Cerberus Corporate Credit Committee Investment Team Tim Donahue CEO and Director Management and Distinguished Advisory Board Michael Palmer Co-CIO Cerberus Managing Director, Private Equity Shaygan Kheradpir CTO, Advisory Board Chair, and Director Hossein Moiin Advisory Board Member and Director Tamara Casey Advisory Board Member Shervin Gerami Advisory Board Member Peter Foyo Advisory Board Member Frank Bruno Co-Founder and Chairman Co-CEO of Cerberus Former President of Cerberus Global Investments Cerberus Telecom Acquisition Corp (“CTAC”) in partnership with KORE will utilize its 200+ combined years of telecom and technology leadership in conjunction with Cerberus’ multi-disciplinary investment and resource platforms to create value through the upcoming next generation telecom and technology super cycle Deep Industry Relationships Stephen Feinberg Co-Founder Co-Founder and Co-CEO of Cerberus Tim Kasbe Advisory Board Member

Growth-oriented company with recurring, predictable revenue and sustainable free cash flow Market-leading company with demonstrated technology and competitive advantages that are difficult for competitors to replicate Strong management team ready to accelerate growth with our partnership Will benefit from being publicly traded, with access to capital, and / or an improved capital structure Attractive risk-adjusted return for shareholders; potential upside from growth weighed against any identified downside risks CTAC views KORE as having downside protection (predictable revenue) with significant upside potential KORE satisfies all of CTAC’s initial investment criteria Initial target universe With its proprietary network technologies and 44 carrier integrations, KORE Wireless is a leading solutions enabler for Internet of Things (IoT) and is well positioned across both physical and network infrastructure areas Physical Infrastructure Network Infrastructure Towers / Small Cells Fiber Data Centers (Edge & Macro) Private Networks Spectrum Satellites IoT Devices / Sensors Software Defined Networks 5G Applications Software Edge AI Spectrum Sharing Open RAN / Cloud RAN ü ü ü ü ü

Business Overview

With the oncoming tidal wave of connected devices, KORE’s mission is to simplify the complexities of IoT and help customers Deploy, Manage, and Scale their mission-critical IoT solutions

KORE at a glance

Leading global, independent provider of ***mission critical IoT solutions***

Who We Are

- KORE is a market leader in enabling end-to-end IoT solutions for enterprises
- ***Trusted advisor***, enabling our customers to ***Deploy, Manage and Scale*** their IoT solutions
- Blue chip customer base including market leading Fortune 500 enterprises and innovative solutions providers across high growth verticals such as connected health, industrial IoT, asset monitoring, fleet management and comms. services

Why We Win

- ✓ Proprietary IP-based services: ***Connectivity, Solutions & Analytics***
- ✓ Market leading IoT knowledge and experience to help navigate the complex IoT ecosystem
- ✓ Global independent ***IoT connectivity and solutions enabler*** with an integrated network of key partners

Key Attributes

Global Scale (as of 12/31/20)

- 190+ countries coverage
- 44 carrier integrations
- ~12M devices managed
- 3,600+ customers
- 500+ employees

Forecasted Visibility & Profitability

- Revenue $238M[1]
- 91%+ recurring revenue[2]
- Average 90%+ revenue visibility through 2023[3]
- 54% Gross Margin[1]
- 28% EBITDA Margin[1]

Compelling Growth Opportunities

- IoT, eSIM and 5G use cases present massive opportunity
- Strong track record of highly accretive M&A
- Highly scalable KORE One platform positions company for growth

Note: Financials represent KORE's projections developed for the purposes of this presentation. (1) Represents 2022E Forecast financials. (2) Recurring revenues include connectivity and programmatic IoT Solutions revenue. (3) Revenue visibility is based on the installed base which includes customers which had a signed contract with KORE by the end of 2020, normalized for one time churn customers from the acquisitions of Raco and Wyless

KORE

11

Top challenges in IoT deployments IoT deployments are extremely complex Inability to contextualize and analyze data Fragmented ecosystem requiring multiple partners Challenges in interoperability and compatibility Lack of solution deployment planning and experience Issues in compliance with regulations Lack of in-house IoT expertise and resources Risks and pitfalls in IoT Security KORE’s IoT in a Box IoT Strategy & End-to-End Security Technology Evaluation, Selection, Dev. Connectivity, Device & Data Management Deployment (forward logistics) Operations Management & Support Sustainment (Reverse Logistics) Analysis & Optimization 1 2 3 4 Broad IoT capabilities Secure & cost efficient Full control over IoT stack Fast time to market Customer benefits: 5 6 7

KORE business model: offering high demand IoT services

Product line	Products	Product description	Primary pricing method
Connectivity *74% of 2020* *59% of 2025E[1]*	Connectivity as a Service (CaaS)	• IoT connectivity services offered through market leading IoT platform 'KORE One' • Our connectivity solutions allow devices to seamlessly and securely connect anywhere in the world across any connected network, which we call our multiple devices, multiple locations, multiple carriers CaaS value prop	**Per subscriber per month for lifetime of device (7-10 years and growing)** **Multi-year contracts with automatic renewals**
	Connectivity Enablement as a Service (CEaaS)	• Connectivity Management Platform as a Service (or individual KORE One engine) • Cellular Core Network as a Service (cloud native HyperCore)	
IoT Solutions *26% of 2020* *41% of 2025E[1]*	IoT Device Management Services	• Outsourced platform-enabled services (e.g., logistics, configuration, device management) • Sourcing of 3rd party devices globally, device design and selection services	**Upfront fee per device or per device per month**
	IoT Security	• KORE's SecurityPro SaaS platform	**Per subscriber per month**
	Location Based Services (LBS)	• KORE's PositionLogic SaaS platform and LBS APIs	**Per subscriber per month**

Product list is being expanded e.g., through the Private Networking (PNaaS) offering and industry pre-configured solutions

[1]Percentage of revenue from all customers (go-forward and churning) customers.

KORE

13

KORE differentiators and IoT customer use cases

KORE differentiators

Connectivity

- ✓ 44 carrier integrations (each takes ~2 years)
- ✓ Industry leading KORE One platform (7 engines)
- ✓ ConnectivityPro service and related APIs
- ✓ eSIM technology stack/ proprietary IP
- ✓ Hypercore technology

IoT Solutions

- ✓ Deep industry vertical knowledge and experience
  - — Connected Health – FDA, HIPAA, ISO 9001/13485
  - — Fleet Management – SaaS product and APIs, video bundle
- ✓ Unmatched breadth of solutions and analytics services
  - — SecurityPro network intelligence service
  - — Asset management, mobile data management, logistics services
  - — Network certification expertise
- ✓ 3,400+ connectivity-only customers for cross-sell

KORE customer IoT use cases


Fleet Mgmt.


Connected Blood Sugar Monitors


Home Security


Connected Gas Tank Monitors


Offender Trackers


Connected Alcohol Monitors


Smart City Lighting Systems


Smart Meters

14

KORE's Technology

Connected Devices



Carrier Partnerships

3, AT&T, BT, Claro, T Deutsche Telekom

kpn, movistar, O2, OPTUS, orange

ROGERS, Sprint, Telefónica, TELSTRA

T-Mobile, verizon, vivo, vodafone

LoRa, Satellite, 4G/LTE, 5G

KORE IP

1. KORE One Platform

KORE One **Streaming**	Secure, universal data processing pipe
KORE One **Analytics**	Data analytics and reporting
KORE One **Aggregator**	Data routing gateway including cloud
KORE One **Integration**	Seamless integration with carriers, customers
KORE One **Monetization**	Billing and real-time rating
KORE One **Network Intelligence**	Large-scale meta data acquisition and visualization
KORE One **Interface**	User interface / dashboard for reporting & SSO

2. KORE eSIM


1
2
KORE
MNO
+

3. KORE HyperCore

IMSI integration

HyperCore

HSS | PGW | OCS | SMSC

4. IoT Network Services

- KORE ConnectivityPro
- KORE SecurityPro
- KORE eSIM Validation Tool
- ...

Enterprise & Cloud Applications


LBS and PL

15

Highly Scalable and Extensible Technology Stack



Pre-configured Solutions
Connected Health, Fleet, Assets
KORE HyperCore
Customer / 3rd Party Applications
Application Enablement Platform
KORE One Interface
(User experience via UI, API, Dev Portal)
Platform Functions
Billing
Analytics
Integration
Network Intelligence
Carriers
Enterprise Apps
KORE One Streaming
KORE One Aggregator
SIM, eSIM, iSIM
IoT Devices / Other Devices

Global Connectivity powered by eSIM

- Pre-activated SIMs or eSIMs/eUICCs provides complete flexibility

Powerful Integrations

- Robust APIs deployed on a portal enable not only easy integration but opens them up as a marketplace to a developer ecosystem

Pre-configured solutions

- Industry-specific Pre-configured solutions to enable 5x improvement in time-to-market for IoT Solutions

Comprehensive Data Engineering

- Harness all levels of IoT data, including sensor data, meta data and usage data

Proven Scalability

- Platform capable of 10x scalability to not only support KORE CaaS, but also KORE CEaaS

KORE

16

Customer case study: Customer #1 KORE global connectivity Provided a global connectivity package to provide connectivity across a large number of countries Acting as a trusted advisor for customer with transition of 2G/3G devices to LTE (in 2021/22) Almost 1 million subscribers and growing fast, leading to significant CaaS revenue stream for 7-10 years per device Upsell to eSIM highly likely given global footprint of services KORE Solution: IoT enablement of cardiac devices Helped design a custom connectivity device which works with a large number of cellular networks globally; contracted manufacturing with a global contract manufacturer KORE is an extension of the customer’s supply chain, configuring & handling 200-300K devices per year (growing 20%+ year) with facilities which are: ISO 13485 / 9001 certified FDA Registration 21 CFR Part 820 compliant HIPAA (U.S.) and GDPR (EU) compliant Physician Portal KORE CaaS Cardiac Device Bedside Monitor Customer #1 is a multinational medical devices company. KORE works with the cardiac monitoring (pacemakers and related devices) division, which is a market leader in this line of products. It has been KORE’s customer for >10 years.

Focus industry sector: Connected Health

KORE's credentials in Connected Health will drive market share in an expanding market

Connected Health overview

17.5% Industry CAGR[1]

~$300M 2025 Target Revenue

Key Use Cases:

- ***Remote Patient Monitoring***: Cardiac Rhythm Monitoring
- ***Remote Patient Monitoring:*** Chronic Disease Management
- Medical Equipment Diagnostics
- Clinical Trials with Medical Sensor Telemetry

KORE Connected Health capabilities

Streamline Implementation: Simplifies the complexities of IoT, overcoming barriers to adoption and leading to deployment

Remain Compliant: Quality and Regulatory experience and a focus on information security allows KORE to provide real-time data insights

Stay Connected: Provides superior coverage and reliability in order to monitor remote patients and track mobile employees

Leverage our credentials and track record to expand and grow segments and new anchor accounts

Segment	Representative Connected Health Players
Cardiac Rhythm Monitoring	Medtronic, Abbott, Boston Scientific, BIOTRONIK, LivaNova
Chronic Disease Management	Livongo, VERUSTAT, TULA HEALTH, Myia, HCA Healthcare, ASCENSION, Anthem BlueCross, dexcom
Medical Equipment Diagnostics	FRESENIUS, Carestream HEALTH, PHYSIO-CONTROL LifePak, DaVita, Hill-Rom, Air Liquide HEALTHCARE, Dräger
Clinical Trials with Medical Sensors	parexel, IQVIA, MEDABLE, Clinical Ink, medidata, ICON, COVANCE, SIGNANT HEALTH

(1) Per ABI Market Tracker Forecasts

KORE

18

KORE's five focus industry sectors, representing 80%+ of the IoT market, are growing fast

5G drives significant new use cases in mission critical applications across KORE's target industries

Vertical	2020P-2025P CAGR	Transformational use cases			
KORE Assets	34.2 %	Home / Business Security	Offender Tracking	Alcohol Monitoring	Critical Asset Management
KORE Industrial	29.4 %	Smart Utilities / Meters	Smart Cities / Buildings	Smart Factories	Industrial IoT
KORE Communication Services	22.4 %	IoT & Consumer service providers	Carrier IoT Business Units	Enterprise Connectivity	Private Networking
KORE Connected Health	17.5 %	Remote Patient Monitoring	Clinical Trials	Medical Alert Monitoring	Medical Equipment Diagnostics
KORE Fleet	17.3 %	Stolen Vehicle Recovery	Fleet Tracking / Telematics	Usage Based Insurance	Connected Car

Source: ABI Market Tracker, Market Research Future, Grand View Research and KORE Forecasts

KORE

19

KORE: unique “one stop shop” IoT Solutions enabler Solutions Analytics & Cloud Platforms Connectivity IoT specialist Secure & cost efficient Full control over IoT stack Fast time to market is a differentiated player providing comprehensive IoT solutions – CaaS, Solutions & Analytics IoT Ecosystem Partners

KORE is well positioned in the early innings of an exciting growth opportunity in IoT 2020 2025 2030 TAM ($bn) Devices (bn) Applications & Platforms Managed Services Connectivity 18.9% CAGR 50.5% CAGR $906B ~$7 Trillion $382B $78B $35B $269B $250B $608B $48B IoT Devices = 12 billion Connected Devices = 22 billion IoT Devices = 25 billion Connected Devices = 37 billion IoT Devices = 75 billion Connected Devices = 91 billion 15.8% CAGR 24.6% CAGR Source: GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020); Cisco Annual Internet Report Highlights Tool 2020; IDC (Worldwide 5G Connections Forecast, 2019-2023) and KORE Forecasts

Significant potential growth opportunity

IoT connections by technology



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Connections (Millions)
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
45% of total mobile data over 5G networks
2.7B Low-Power Wide-Area Connections by 2025
$0.9B eSIM revenue generated in 2024
5G at scale
Massive IoT Powered by LPWA
eSIM Adoption
Broadband & Critical IoT (4G/5G)
Massive IoT (Licensed LPWA – NBIoT & CAT-M)
Legacy (2G/3G)
Unlicensed LPWA and Satellite
Short-Range IoT (WiFi, BT, Z-Wave)

KORE

- **CaaS(1)**
  - **Licensed**
  - **Unlicensed**
  - **Satellite**
- **CEaaS (2)**
  - **CNaaS**
  - **CMPaaS**
  - **PNaaS**
- **IoT Solutions (3)**
  - **Managed Services**
  - **Analytics**

- **IoT Solutions (3)**
  - **Managed Services**
  - **Analytics**

Source: Cisco Annual Internet Report Highlights Tool 2020, GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020), KORE Forecasts
Note: (1) CaaS = Connectivity as a Service – managed connectivity services offering for connecting IoT device; (2)CEaaS = Connectivity Enablement as a Service – includes managed Core Network as a Service (CNaaS), Private Networking as a Service (PNaaS) and Connectivity Management Platform (CMPaaS); (3) IoT Solutions = IoT managed services including IoT product design, supply chain, configuration, connectivity, and reverse logistics for customers

KORE
22

Connected healthcare $1.1T Digitized education $0.3T Construction and mining $1.1T $2.3T Richer mobile experiences $2.2T Smart city $4.7T Smart manufacturing $1.2T Intelligent Retail Powering the digital economy $13.2 Trillion in global economic value by 2035 Precision agriculture $0.3T 5G will enable a connected planet Source: The 5G Economy (Qualcomm)

KORE expects to be a leading enabler of 5G adoption

KORE provides 5G connectivity and simplified management

Powered by KORE's 5G-ready eSIM and multi-multi-multi value proposition enabled by proprietary KORE One platform

KORE aims to enable seamless transition to 5G

Powered by KORE's strength in carrier relationships and experience in managing network transitions

KORE aims to accelerate 5G use cases

Powered by KORE's pre-configured solutions and industry-specific IoT Managed Services portfolio



Secure
5G
5G Massive IoT
Low complexity • Extended coverage • High connection density • Energy efficiency
5G Broadband
Extreme throughput • Enhanced special efficiency • Extended coverage
5G Ultra-Reliable
Low latency • Ultra reliability • Location precision

KORE aims to enable Edge deployments

Powered by its plans for a fully virtualized multi-carrier gateway on the Edge (KORE Anywhere)

KORE enables Private Network Deployments

Powered by its fully virtualized core network (KORE HyperCore)

KORE
24

Phased transformation to KORE 3.0

Year Zero — 2018
- Strategy 3.0 finalized
- 5-year investment program approved

Year One — 2019
- One Team KORE; high-performance culture
- Begin transformation of connectivity proposition/platform
- Integrate acquisitions including Aspider, bring eSIM to market

Year Two — 2020
- Acquisition/integration of Integron; launch of IoT managed services
- Launch KORE One & LPWA offering
- Introduce intelligent network monitoring

Year Three — 2021
- Capability acquisition strategy to continue
- Industry GTM (5 focus sectors), LPWA and eSIM industry leadership
- 5G innovation

Year Four — 2022
- Broadened industry sector expertise with integrated products
- Analytics and other key Industry GTM acquisition strategy
- 5G, edge analytics off KORE One platform

Year Five — 2023
- Portfolio mix from 100% connectivity towards 50/50 connectivity/services
- Accelerate 5G adoption
- Lead the promise of "AI + IoT"

Phase 1: Launch Transformation

Phase 2: Industry GTM & eSIM

Phase 3: Lead with 5G & Analytics

KORE

25

KORE's growth acceleration to ~$1B in sales



$ 219M 1
Customer portfolio growth > 20%
Selling existing customers multiple services
Pre-configured IoT industry solutions
Edge and AI analytics portfolio expansion
New customers & products
~$ 700M 2
Robust M&A pipeline of strategic and accretive opportunities
~ $900M
KORE Today
Organic Volume Growth
Cross-sell and Upsell
Deepening Presence in Focus Industry Sectors
Enhancing AIoT Capabilities
KORE in the Future
Bolt on M&A
KORE in in the Future with M&A

(1) Based on 2021 E Revenue
(2) KORE's projections that serve as the basis of this presentation estimate 2025E Revenue of $414mm; $700mm of '25E "KORE in the Future" revenue includes ~$250M of organic upsides not in KORE's base case.

KORE

26

Past M&A wins coupled with strong future M&A pipeline

KORE has a successful track record of executing and integrating strategic acquisitions

Recent M&A Transaction Highlights

INTEGRON

Strategic impact

- **Furthered our strategy as a leader in IoT Managed Services**
- **Expanded presence in Healthcare & Life Sciences markets**
- Accretive deal, has had a de-levering effect
- Rapid, successful integration results in ~25% growth in 2020
- Differentiates KORE wrt carriers and other pure-play providers
- Date Acquired: Nov 2019

ASPIDER-NGI

Aspider

Strategic impact

- **Helped position KORE as a leader in the Gartner Magic Quadrant**
- **Expanded geographical presence in Europe and Africa**
- **Added significant IP & key capabilities in eSIM / Core Networking**
- KORE's target for eSIM shipments is 1MM in 2020
- Key part of our emerging CEaaS service portfolio
- Date Acquired: Dec 2018

Illustrative M&A Pipeline

Target	Location	Solution Offerings	Est. Revenue (M)
Company A	US	Industrial IoT & IoT Connectivity	$50
Company B	US	IoT Solutions (GPS Tracking, Failover/Primary)	$40
Company C	US	IoT Solutions (GPS Tracking, Failover/Primary, First Response)	$10
Company D	US	IoT Solutions (MDM, Mobility, Analytics)	$8
Company E	US	IoT Solutions (POTS replacement, Failover/Primary)	$20
Company F	US	IoT Solutions (Failover/Primary)	$2
Company G	Europe	IoT Connectivity & Core NW	$8
Company H	Europe	IoT Connectivity & Core NW	$20
Company I	Brazil	Location Based Services SaaS	$5
Company J	Brazil	IoT Connectivity & Core NW	$6

KORE

27

KORE: accelerating growth & revenue visibility

Scale & Growth

+69% Growth in Total Contract Value of Wins in 2020 vs. 2019A[1]

+26% Top 25 Customer Revenue CAGR from 2018A to 2022P

+29% FY2020 Go-Forward Customer SIM Count vs. PY[3]

Established & Proven

~91% Recurring Revenue in 2020

<1% BAU Churn from Go-Forward Customers in 2020 [2,3]

~90%+ Average Revenue Visibility from Installed Base through 2023P[4]

Note: (1) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices. (2) BAU Churn is Business as Usual Churned Revenue from Customers which decided not to do business with KORE in 2020. (3) Yr End, counts normalized for one time churn customers from the acquisitions of Raco and Wyless. (4) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churn customers from the acquisitions of Raco and Wyless

28

KORE’s TCV wins increased by 69% in 2020 2019 TCV: $110MM 2020 TCV: $186MM +69% TCV Growth Strong growth in sales performance Estimated TCV (Total Contract Value) of Wins by Quarter Note: Total Contract Value (TCV) is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices

KORE’s SIM growth momentum is accelerating 2020 sequential SIM growth for Go Forward customers (in M) 2020 average SIM count for Go Forward customers (in M, % of total) 18% 48% 10% 29% Annualized Growth : Note: Represents go forward SIMs; ~12M total SIMs as of 2020

Customer & Partner: Geoff Wethersby Geoff is a Director within Protiviti’s Emerging Technologies IoT practice and is based in the Los Angeles office. Prior to joining Protiviti Geoff spent 20 years as a General Manager and product visionary in IoT, cellular, consumer electronics, and software as a service. He now brings that experience to Protiviti’s Clients helping to ensure their IoT initiatives succeed and are successfully delivered securely, and on time. Expertise: Internet of Things (IoT), Technology and Innovation, IoT Strategy & Architecture Experience: Director and IoT Lead, Protiviti (current) GM & VP Connected Car, Directed (KORE customer) Director Product Management, Inseego (formerly Novatel Wireless) LinkedIn profile: https://www.linkedin.com/in/weathersby/

An outside-in perspective of KORE with Geoff Weathersby, IoT Lead, Protiviti VP Connected Car at Directed IoT Lead at Protiviti Member of KORE CAB KORE simplified my life and the work I was doing – I was a large customer not a giant customer, and I got great service. We literally started from scratch, stood it all up with nearly no issues. KORE made the experience seamless. Overview: Engaged KORE to help build a connected car platform from scratch Challenge: Stringent requirements around latency, speed and performance, globally Results: Delivered on time and on budget Overview: Joined Protiviti to share knowledge and help other companies successfully deploy IoT Challenge: Ensure clients have the right tool for the right IoT job Results: KORE provides the groundwork and does the heavy lift simplifying complex situations for clients globally Overview: IoT market is growing exponentially, requiring companies that can scale Challenge: IoT is fragmented and interconnected at the same time Results: KORE enables the ecosystem to function seamlessly and simplifies IoT implementation, globally

Financial Overview

Pro forma financial summary Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation. 2020 results, refer to disclaimer for prior periods. Historicals are pro forma adjusted for the impact of the Integron and Aspider acquisitions. (1) Assumes $1.5mm of public company costs. (2) Unlevered FCF defined as Adj. EBITDA less total capex, less cash adjustments, less increases in NWC; refer to page 52 for a reconciliation of Reported to Adj. EBITDA. (3) 2021E and 2022E Adjusted Total Revenue growth of 13.9% and 15.1%, respectively, excluding the normalization of one time churn customers from the acquisitions of Raco and Wyless and adjusting for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks ($17.3mm and $21.7mm in 2021E and 2022E, respectively) 3 3

Strong organic growth performance, lift off ahead

2018A – 2025P Revenue Bridge



($ in millions)
% of Revenue from Installed Base as of 2020A
~97%
~90%
~83%
~79%
~75%
+9% CAGR
+18% CAGR
+14% CAGR
+30% CAGR
$ 200
$ 46
$ 115
$ 40
$ 206
$ 33
$ 125
$ 47
$ 214
$ 22
$ 137
$ 55
$ 219
$ 15
$ 144
$ 59
$ 238
$ 5
$ 163
$ 70
$ 276
$ 187
$ 89
$ 333
$ 213
$ 120
$ 414
$ 246
$ 168
2018A
2019A
2020A
2021P
2022P
2023P
2024P
2025P
IoT Solutions
Managed Connectivity
One-time Churn

Note: Financials represent KORE's projections through 2025E developed for the purposes of this presentation

Commentary

Organic Revenue Growth

- ~26% organic growth (average from 2018 to 2022) with top customers driven by volume gains and cross selling
- Average ~90%+ revenue visibility through 2023P
- ~91% recurring revenue

One Time 2G / 3G Sunsetting

- Forecast reflects known impact of sunsetting as the industry transitions to 5G

One Time Churn

- Forecast reflects one time churn from historical integration events
- By nature of KORE's business, it takes several years for non-core customer revenue to churn off the network despite the churn decision being made several years ago

KORE

35

Extremely high level of '21P-'25P revenue visibility

2021P – 2025P Revenue Visibility

($ in millions)


Installed Base as of 2021P
~99%
~97%
~91%
~86%
~83%
Installed Base as of 2020A
~97%
~90%
~83%
~79%
~75%
17% CAGR
$ 219
$ 5
$ 34
$ 15
$ 164
$ 238
$ 17
$ 43
$ 5
$ 168
$ 276
$ 22
$ 22
$ 50
$ 181
$ 333
$ 44
$ 26
$ 58
$ 205
$ 414
$ 70
$ 30
$ 68
$ 245
2021P
2022P
2023P
2024P
2025P
Existing Installed Base
One Time Churn
2020 Wins
2021 Projected Wins
Future Projected Wins

Note: Financials represent KORE's projections through 2025E developed for the purposes of this presentation. The installed base includes customers which had, or expect to have, a signed contract with KORE, but excludes one time churn customers from the acquisitions of Raco and Wyless

KORE

36

2020 closed with incredible momentum

2020 Quarterly Adj. Revenue[1]

($ in millions)



Same Qtr PY Growth
3%
3%
13%
25%
$ 44
$ 46
$ 50
$ 53
Q1 20
Q2 20
Q3 20
Q4 20
2020 Adj. Revenue: $192MM[1]

Business Momentum

+69%
Growth in Total Contract Value of Wins in 2020A vs. 2019A[2]

+26%
Top 25 Customer Revenue CAGR from 2018A through 2022E

~91%
Recurring Revenue in 2020A

+90%
Average Revenue Visibility From Installed Base Through 2023P[3]

+48%
Annualized Net SIM Growth from Go Forward Customers in Q4 vs. Q3 20

+29%
FY2020A Yr. End Go Forward Customer SIM Count vs. PY

(1) Adj. Revenue is normalized for one time churn customers from the acquisitions of Raco and Wyless. (2) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and KORE sales force forecasts of unit growth and contracted prices. (3) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churned customers

KORE

37

Benchmarking

Overview Pure play “IoT” Communication Software Benchmark pure play IoT Companies Strong revenue growth and stable recurring revenue Stable gross and EBITDA margins High growth SaaS companies with similar financial profiles to KORE Minimal CapEx , robust growth, and predominantly recurring revenue High multiple business

Operational Benchmarking

Commentary

- KORE has a proven ability to deliver superior organic growth from its go forward customer base
- Well positioned to accelerate growth alongside 5G and eSIM industry themes
- Significant recurring organic growth
  - ~92% recurring revenue
- Average 90%+ revenue visibility through '23E

2021E – 2022E Adjusted Total Revenue Growth



Median: 9.1%
Median: 21.3%
15.1%[1]
18.3%
10.8%
9.1%
8.3%
7.3%
31.2%
23.0%
21.3%
19.3%
16.6%
KORE
inseego
ptc
VONAGE
ALARM.COM
Trimble
twilio
RingCentral
zoom
bandwidth
8x8

Recurring Revenue[2]



Median: 63.6%
Median: 91.7%
92.0%
87.9%
87.8%
63.6%
41.2%
16.8%
93.4%
91.7%
86.9%
NA
NA
KORE
ptc
VONAGE
ALARM.COM
Trimble
inseego
8x8
RingCentral
bandwidth
twilio
zoom

Source: Each Company's respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) 2022E Adjusted Total Revenue growth excludes the normalization of one time churn customers from the acquisitions of Raco and Wyless and adjusts for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks. (2) Represents recurring revenue if disclosed by company, otherwise represents % subscription segment revenue.

KORE

40

Operational Benchmarking (cont'd)

Commentary

- Compelling scalable and profitable business model fueled by KORE One platform with proprietary IP and market leading IoT knowledge
- ~57% 2022E Gross Margins
- ~28% 2022E Adjusted EBITDA Margins

2022E Gross Margin



Median: 59.2%
Median: 62.5%
57.1%
81.2%
65.9%
59.2%
53.6%
33.0%
77.1%
71.7%
62.5%
56.6%
50.3%
KORE
ptc
ALARM.COM
Trimble
VONAGE
inseego
RingCentral
zoom
8x8
twilio
bandwidth

2022E Adjusted EBITDA Margin[1]



Median: 19.9%
Median: 7.2%
27.9%
34.6%
24.9%
19.9%
14.3%
6.2%
32.8%
14.3%
7.2%
5.6%
4.7%
KORE
ptc
Trimble
ALARM.COM
VONAGE
inseego
zoom
RingCentral
bandwidth
8x8
twilio

Source: Each Company's respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) Calculation and companies included may use different definitions of Adjusted EBITDA.

KORE
41

Valuation Benchmarking EV / 2022E Adjusted EBITDA3 EV / 2022E Revenue Net Debt / 2020E Adjusted EBITDA3 This Transaction provides an attractive entry point…deal valuation at significant discount to benchmarks Multiple strategic ways to perform Numerous upsides not included KORE has a successful track record of executing and integrating strategic acquisitions Active pipeline of future acquisition candidates Commentary Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021 (1) Represents illustrative values pro forma for this transaction. (2) Not meaningful due to negative EBITDA. (3) Calculation and companies included may use different definitions of Adjusted EBITDA; represents net debt of latest financial statement. 1 1 1 2

Appendix

KORE's IoT managed services portfolio

KORE provides a one-stop-shop for IoT deployment

1 IoT Strategy & End-to-end Security	2 Technology Evaluation, Selection, Dev	3 Connectivity, Device & Data Management	4 Deployment (forward logistics)	5 Operations Management & Support	6 Sustainment (reverse logistics)	7 Analysis & Optimization
1.1 Business Outcomes / Business Case	2.1 Architecture	3.1 Network(s) Selection / Carrier Contracts	4.1 Forecasting	5.1 Technical Support Tier 1 & 2	6.1 Advanced Managed Services	7.1 Data Cleansing & Normalization
1.2 Security by Design (entire stack)	2.2 Connectivity / Network Strategy	3.2 Secured Data Exchange	4.2 Order Management	5.2 Tier 3 – Network & Systems Support	6.2 Migration Services	7.2 Data Storage, Retrievals & Replays
1.3 Partner Strategy	2.3 IoT Platform / Cloud Selection	3.3 Subscription Lifecycle Integration	4.3 Configuration Management	5.3 Network Mgmt. & Orchestration	6.3 Returns Management / Asset Recovery	7.3 Data Enrichment & Contextualization
1.4 Proof of Concept	2.4 Application Design / Development	3.4 Usage Optimization & Fraud Mgmt.	4.4 Supply Chain Management	5.4 Quality Management (ISO 13485, 9001)	6.4 Advanced Exchange	7.4 Data Visualization
1.5 Global / Regional Footprint	2.5 Device / Module Selection, Validation & Certification	3.5 Hierarchical Account Setup & Management	4.5 Site Services	5.5 Regulatory Compliance	6.5 Site Maintenance	7.5 AIoT – Descriptive, Prescriptive, Predictive
1.6 Organizational Governance	2.6 Develop, Test, Prototype & Pilot	3.6 Device Management, Diagnostics & Troubleshooting	4.6 Global Import / Export Management	5.6 Endpoint / Subscription Management	6.6 OEM Warranty Management	7.6 Security & Deep Network Monitoring using Metadata
1.7 Business Continuity / Disaster Recovery	2.7 Deployment Process Design	3.7 Deployment Setup & Optimization	7 Asset Management	5.7 Change / Release Management	6.7 End of Life Management	7.7 Application Integration & Device Feedback

Delivery: ■ KORE Internal ■ KORE & Partner Hybrid ■ Partner

KORE

44

Customer use case: Cardiac rhythm monitoring

KORE's solution enables global deployment and management of regulated medical equipment

1 IoT Strategy & End-to-end Security	2 Technology Evaluation, Selection, Dev	3 Connectivity, Device & Data Management	4 Deployment (forward logistics)	5 Operations Management & Support	6 Sustainment (reverse logistics)	7 Analysis & Optimization
1.1 Business Outcomes / Business Case	2.1 Architecture	3.1 **Network Design Roaming Footprint Updates**	4.1 **Demand Forecast Supply Chain**	5.1 **Technical Support Tier 2**	6.1 **Advanced Manage Services**	7.1 Data Cleansing & Normalization
1.2 Security by Design (entire stack)	2.2 **Connectivity / Network Strategy**	3.2 Secured Data Exchange	4.2 **Order Management Patient Order Desk**	5.2 **Tier 3 – Network & Systems Support**	6.2 **Migration Planning and Implementation**	7.2 Data Storage, Retrievals & Replays
1.3 Partner Strategy	2.3 IoT Platform / Cloud Selection	3.3 **Subscription Lifecycle Integration**	4.3 **Firmware Validation Software Load Remote Config Updates**	5.3 **Regional Outage Monitoring & Escalation**	6.3 **Returns Handling Sanitizing, Testing FDA Reporting**	7.3 Data Enrichment & Contextualization
1.4 Proof of Concept	2.4 Application Design / Development	3.4 **Wireless Managed Services**	4.4 **Supply Chain Management & Global Documentation**	5.4 **Quality Management ISO 13485**	6.4 **Advance Exchange / SWAP**	7.4 Data Visualization
1.5 Global / Regional Footprint	2.5 **Hardware Customization, Certifications – Gen 9**	3.5 **Hierarchical Account Setup & Management**	4.5 Site Services	5.5 **FDA Title 21 Part 820 EU MDD/MDR WEEE 2012/19/EU HIPAA/GDPR**	6.5 Site Maintenance	7.5 AIoT – Descriptive, Prescriptive, Predictive
1.6 Organizational Governance	2.6 Develop, Test, Prototype & Pilot	3.6 **Device Management, Diagnostics & Troubleshooting**	4.6 **Global Import / Export Management- Direct-to-Patient/DC Packaging/Labeling**	5.6 **OPCO Billing Reconciliation & Reporting**	6.6 **OEM Warranty Management**	7.6 Security & Deep Network Monitoring using Metadata
1.7 Business Continuity / Disaster Recovery	2.7 Deployment Process Design	3.7 **Deployment Setup & Optimization**	4.7 **Final Testing & Validation Recording Track & Trace**	5.7 **Change / Release Management**	6.7 **End-of-Life Management**	7.7 **Transmission/Outage Analytics/Alerting**

Delivery: ■ KORE Service Delivery

KORE

45

KORE's leadership team

Decades of leadership and domain expertise in IoT with **significant public company experience**



Romil Bahl
President,
Chief Executive Officer

- ~30 years of Tech, SaaS, IoT and Analytics experience in high-growth environments
- Previous experience includes **multiple CEO positions, both public company (PRGX) and PE (Lochbridge)** as well as $9B P&L role as EVP & GM at CSC



Puneet Pamnani
Executive Vice President,
Chief Financial Officer

- Responsible for managing all aspects of the organization's financial operations
- Previous experience as COO and CFO of Lochbridge and SVP of Corporate Strategy and M&A at PRGX



Louise Winstone
EVP, CHRO



Tushar Sachdev
EVP, CTO



Bryan Lubel
EVP, IoT Managed Services



Gideon Rogovsky
SVP, Americas



Marco Bijvelds
SVP, EAP



Sunder Somasundaram
SVP, IoT Solutions & Solution Architecture



Steven Jones
SVP, Global Carrier Management



Landon Garner
SVP, Marketing

Deep bench of industry talent with public company expertise

AT&T | Booz | Allen | Hamilton | CSC | Deloitte. | Georgia-Pacific | IBM
Infosys | KEARNEY | LOCHBRIDGE | OLIVER WYMAN | PRGX | Telit | xerox

KORE

46

Founded in 1989, Abry Partners (“Abry”) is a sector-focused private equity firm investing primarily in media, communications, software, and business and information services companies Completed over $82bn of investments involving over 550 properties >55 investment professionals based in Boston, MA, investing globally Raised over $18bn of equity capital through 19 investment funds Actively managing over $5.0 billion of capital Abry’s longstanding relationships with limited partners include Fortune 100 pension funds, leading university endowments, major insurance companies and prominent investment funds Abry Partners overview Selected Communications Investments

KORE: unique "one stop shop" IoT enabler

What *we do…*

Deploy → Manage → Scale

How *we do it…*

CaaS

- **Connectivity-as-a-Service (CaaS)** delivering global connectivity to our customers in 190+ countries
- **eSIM capability** providing secure out of the box connectivity to support IoT use cases
- **Core Network-as-a-Service (CNaaS)** facilitating self-management and control telecoms capabilities as well as supporting Bring-Your-Own-Connectivity
- **Device management** tools with MDM software and remote pairing capabilities
- **Network slicing and Local Break Out** anticipating 5G network roll-out to meet customer business needs

Solutions

- **End-to-end services** from strategy and security design, to networks and technology, to application enablement helping clients deploy end-to-end solutions
- **Device** selection, certification, configuration & MDM, call center services and lifecycle management
- **Increasing footprint** of bundled solutions to enable enterprise & solution provider customers
- **Industry Specific Focus** with regulatory and medical device compliance
- **One-stop shop** capability to deliver large solutions for enterprise customers

Analytics

- **Advanced analytics** supported by KORE's proprietary IP platform
- **Analytics applicable across all IoT Verticals** (usage, meta and sensor)
- **Micro-services architecture, API front-end** enables third-party services, makes KORE One a sticky IoT platform
- **Fleet management**
  - Vehicle recovery and fleet management
  - People and asset location tracking
  - Customized location-based services
- **Network security and monitoring**
  - Intelligent network monitoring
  - IoT traffic security

KORE

48

Highly attractive financial profile Projected Revenue Projected Adj. EBITDA & Margin 27% 32% 28% 34% 30% ($ in millions) ($ in millions) +29.7% CAGR +11.5% CAGR Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation

Accelerating momentum in sales activity TCV of New Business Wins1 ($ in millions) TCV of Opportunities Created1 +69% Growth +127% growth (1) TCV estimates include wins and opportunities created from new logos and scope expansions at existing customers

Pro forma capitalization Summary Capitalization ($ in millions) Pro Forma Leverage Pre-Transaction Pro Forma Pre transaction net debt of 4.4x lowered to 1.7x post SPAC merger Pre-Transaction Pro Forma Note: Leverage metrics are calculated using 2022P EBITDA of $66.5M

Pro forma EBITDA ($ in millions) (1) Transformation expenses represent expenditures related to one time costs of developing and growing new sales channels, initiatives, and markets, including KORE One development costs, sales development and channel sales teams, and IoT Solutions. (2) Adj. EBITDA represents Adjusted EBITDA as defined for the Company's Credit Agreement. Certain adjustments have been included in the nature of those allowed by the credit agreement to reflect the Transaction perimeter. Note: KORE does not provide reconciliations of EBITDA or Adjusted EBITDA to net income on a forward-looking basis because KORE is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the KORE’s calculations of EBITDA and Adjusted EBITDA.